SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 19, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Annual Report

To the Shareholders

In compliance with the legal and statutory provisions currently in force, the Board of Directors submits to you this Annual Report, the Financial Statements, Audit Committee Report, and other relevant documents for the 44° Fiscal Year ended December 31, 2009.

Macroeconomic Context

The year 2009 presented two clearly distinguishable and different stages.

A first semester in which the situation showed the impact caused by the external crisis and the local uncertainty, followed by a second semester in which the recovery of the world economy underpinned the domestic activity and left the year 2010 with a favorable forecast.

During the first half of the year, the violent drop of the developed economies and a domestic context concerned about the uncertainty regarding the Government’s payment capacity as to public debt maturities, caused by the closing of the international credit markets and the political uncertainty typical of pre-election periods, fed each other allowing a strong capital outflow.

During the second semester, the external and local tensions eased. Internationally speaking, the recovery of the central countries and, particularly, that of our main business partners was significant. Locally, the end of the legislative elections and the payment of the Boden 2012 in August for USD 2.2 billion, contributed to the reversion of capital outflows, which was evident in the 4th quarter.

Source: The Bank’s own methodology based on the Ministry of Economy and Public Finance, Instituto Nacional de Estadística y Censos (INDEC)1 and Banco Central de la República Argentina (BCRA)2

Under these dynamics, Argentina’s growth underwent different phases in 2009: less expansion in the 1st quarter, contraction in the 2nd and 3rd quarters, returning to positive grounds in the 4th quarter.

1 National Institute for Statistics and Census, an agency within the Ministry of Economy that produces official statistical data on Argentina.
2 Central Bank of the Republic of Argentina.

Considering this estimate, the economy would have registered a better progress than that of neighbor countries.

Source: INDEC and our own estimates.

	Average
Changes in GDP	2003 / 2008	2009 (e)	2010 (e)
WORLD	4.5%	-0.8%	3.9%
Developed Economies	2.2%	-3.2%	2.1%
USA	2.7%	-2.5%	2.7%
Euro Area	1.7%	-3.9%	1.0%
Asian Economies	9.3%	6.5%	8.4%
China	10.5%	8.7%	10.0%
India	8.3%	5.6%	7.7%
Latin America	4.4%	-2.3%	3.7%
Brazil	4.1%	-0.4%	4.7%
Uruguay	5.8%	0.6%	3.5%
Chile	4.7%	-1.7%	4.0%
Argentina	8.5%	0.9%	4.0%
Source: IMF Jan 2010, Argentina: Banco Macro’s estimates

The liquidity restriction in the financial systems in USA and Europe from the second semester of 2008, caused a credit strangulation that brought about a strong fall in the global economy. The depth, scope and speed of the credit contraction generated a rapid response from the G20 member countries through expansive monetary and tax policies designed to avoid a long and violent depression.

In that respect, the recession reported during the second semester of 2008 and the first semester of 2009 was short and very severe. The world economy, according to the estimates of the IMF, decreased at a 6% annual rate during the first half of the year, returning to a modest expansion in the last semester. Such trend should consolidate and accelerate during 2010.

Both the US economy and the European economy recovered hand in hand with shortfalls in tax revenues and GDP of 9% and 5% respectively, together with expansive monetary policies. Estimates state that such incentives will remain until the consolidation of the inflection point of the cycle, in order to stabilize these regions that represent 49% of the global GDP; since the private sector is strongly weak to lead growth.

Families lost assets due to the fall in the financial and real estate markets, and suffered a deep weakness in their income flows caused by a strong increase in unemployment rates. Consequently, private consumption retreated and gave way to less indebtedness. Projections show that such forces will continue to operate on large economies throughout 2010.

Due to the reduction in family expenditure, the companies faced an excess in the supply that led them to reduce production and inventories, which process normalized during the last months of the year. Nevertheless, as regards structure, there exists idle capacity which shall affect the investment flows in the coming years.

Source: Federal Reserve and European Central Bank

The economic policies applied by our main commercial partners, China and Brazil, led them to withdraw from the situation of USA and Europe, giving them independence and higher growth rates. The improved demand in these countries had an impact on Argentina during the second semester of 2009 through different channels such as the price of commodities and the industrial sales.

Source: Central Bank of China and Central Bank of Brazil

Argentina, as well as the world trend, defined an expansive economic policy. The increase in public expenditure along with the gradual recovery in exports diminished the reduction in private expenditure and, therefore, the effects of the international crisis as to unemployment and local production capacity.

The strategy followed by the authorities to face the global situation was not neutral for the twin surplus (primary and commercial) model. The commercial surplus was up, partially based on import restrictions, while the primary surplus dropped. The significant disparity between them had an impact on the inflation rate.

In the year 2009, the government achieved a primary surplus of 1.6% of the GDP, half the average value registered from 2003. In turn, the commercial surplus was 5.5% of the GDP. Such difference represented a scanty tax surplus in pesos that was not enough to acquire the amount of dollars needed for the external payments of the public sector.

Source: Prepared by us based on the Ministry of Economy and Public Finance.

In 2009, the trade balance reached USD 16,973 million, climbing 31% compared to the previous period and becoming the highest one ever achieved as measured in dollars. Such result was the consequence of a lesser contraction in exports than in imports.

Foreign sales totaled USD 55,748 million, down 21% per annum in value as a result of a 15% reduction in prices and a 7% reduction in quantities. Primary products were the ones that showed the most significant reduction due to a 32% fall in volume caused by the drought. In turn, manufactured products of agricultural origin (MAO) and of industrial origin (MIO) registered a lesser contraction of 10% and 15% respectively, related to lower prices.

With these dynamics, the agricultural and livestock share represented 55% of the exports, which is similar to the average achieved between 2003 and 2008. Meanwhile, the MIO increased their share and totaled USD 18,964 million, which represents 34% of the foreign sales and is 4 points above the average share reported since 2003. Its growing significance derives from the trade with Brazil.

Imports totaled USD 38,775 million, down 32% per annum due to a 12% reduction in prices and a 23% reduction in volumes. Capital asset imports dropped 25% in volume as a consequence of reduced private investment. The purchase of intermediate goods and consumer products fell 17% and 26% in volume, respectively.

2009 Expressed in million USD
Exports	Primary	MAO	MIO	Fuel	Total
Million USD	9,212	21,695	18,964	5,877	55,748
Value	-44%	-10%	-15%	-23%	-21%
per price	-18%	-11%	-13%	-33%	-15%
per quantity	-32%	1%	-2%	16%	-7%

Imports	Capital Assets	Supplies	Const. + Cars	Fuel	Total
Million USD	15,882	12,581	7,713	2,599	38,775
Value	-30%	-38%	-25%	-40%	-32%
per price	-6%	-25%	2%	-31%	-12%
per quantity	-25%	-17%	-26%	-13%	-23%
Source: INDEC

One of the most important components of the government’s strategy to mitigate the negative impact of the external situation was the expansive tax policy. The government based such tax policy on additional resources coming from the nationalization of the private pension funds and on higher primary expenditure that seek to offset the private sector contraction.

In 2009 the tax revenue collected by the AFIP totaled AR $305 billion, representing a 13.2% increase and reaching 26.5% of the GDP.

In turn, the primary expenditure reached AR $243 billion with a 30% climb similar to the average registered since 2007. In this respect, expenditures represented 21% of the GDP, climbing 3 points between 2008 and 2009 and 6 points as compared to the average registered for the period 2003-2006.

Source: Prepared by us based on the Ministry of Economy and Public Finance.

The increase in the expenditure account, above the increase in resources, caused a 47% reduction per annum in the primary surplus that closed in AR $17.3 billion.

Meanwhile, interest payments grew 37%, reaching AR $24.5 billion due to the exchange rate impact and increase in the rates in pesos adjusting part of the debts.

Accordingly, the government registered a financial deficit of AR $7.2 billion equivalent to 0.6% of the GDP, the first one since the year 2002.

Source: Prepared by us based on the Ministry of Economy and Public Finance.

Even in an environment of slow economic evolution, labor rates showed a slight increase in the real payroll. Unemployment and underemployment were up 1 point and 1.5 points respectively, which is clearly below the increases in unemployment rates registered in central and neighbor countries.

The economic expansion, weak for central countries and strong for our commercial partners, in addition to an improved agricultural industry with a larger harvest will be the grounds to support the recovery in exports in 2010. Meanwhile, imports will go up due to their close relation with growth. Therefore, the projections for the year 2010 show a trade balance similar to the one reported in 2009.

Consequently, the estimated growth in the actual GDP would reach 4% for 2010 and would be based on export, consumption and investment expansion.

Money Market & Financial System

The local money market and financial system followed the evolution of the external situation throughout the year 2009.

The first semester was characterized by the strong world financial tension. The expansive monetary policies triggered the recovery of bond and securities markets. These were the initial steps for the reappearance of credit, the economic recovery of families and the system’s solvency. The improved global liquidity spread during the second semester to emerging economies, changing the direction of capital flows.

Central Banks drove reductions in interest rates. The US Federal Reserve cut the rate up to 0.25% at the beginning of the year and the European Central Bank reduced it from 3% to 1% during the first semester, which showed the crisis intensity. At the same time, different monetary assistance programs begun over both financial systems, together with the repurchase of bonds and credit portfolios.

Source: Federal Reserve (FED) and European Central Bank (ECB).

Such measures led to an annual increase in currency issue from 2% to 10%, this being an unprecedented expansion for countries having strong price stability.

The expansive monetary policies were quickly effective. Financial and exchange markets improved, and the Euro and the Real –main currencies in the destinations of Argentine exports- started in the second semester a valuation process as to the US dollar.

Source: Bloomberg

Within these global dynamics, the BCRA turned from being a seller of foreign currency to the private sector in the first semester, to be buyer in the second semester of 2009, thus taking the first step towards an improved local liquidity and the corresponding reduction in interest rates, two essential elements for the recovery of the actual economy.

During the first semester, the managed floating exchange rate regime generated foreign currency sales for USD 1,450 million, which were offset with a lesser placing of Lebacs and Nobacs for AR $5.1 billion. These movements kept the Monetary Base stabilized, avoiding a larger economic contraction.

The scenario during the second semester, with less tension in view of the evolution of the external crisis, led to strong foreign currency purchases by the monetary authority, which totaled USD 4,750 million, generating a significant monetary expansion, partly sterilized with assets from the BCRA. During this period, interest rates dropped and the dollar exchange rate stabilized.

Source: BCRA

In short, in 2009 the BCRA bought foreign currency for USD 3.3 billion, which coupled with a slight sterilization with debt instruments, generated an 11% increase in the Monetary Base.

In turn, the monetary aggregates M2 and M3 grew 14% and 11% respectively, down the 18% average registered between the years 2004 and 2008, which coincided with periods of high economic growth.

The private M2 showed a 6% annual growth during the first nine months of the year accelerating its expansion rate during the last quarter with a 16% annual growth.

Source: BCRA

The financial system registered an expansion in total deposits equal to 14% per annum, similar to the evolution recorded the preceding year, reaching AR $261,635 million in December 2009. Private sector deposits grew 18%, while public sector deposits only grew 4%.

Private sector dollar deposits (measured in pesos) showed a 37% increase as a result of a 23% nominal increase and an 11% increase caused by the devaluation of the Argentine peso. This growth derived from the uncertainty prevailing during the second semester of the year 2008, which continued until the first semester of 2009.

Private sector deposits in pesos climbed 15%. It is worthwhile mentioning that from the second semester these deposits showed a higher rate of growth, particularly time deposits in view of less prospects of exchange rate depreciation.

			Private
	Total		Deposits		Public		Private	Public
	Million AR $	Totals	Pesos	Dollars	Deposits	Total	Lending	Lending
2005	133,075	98,525	87,992	10,533	34,550	67,902	52,555	15,347
2006	165,641	120,741	105,690	15,051	44,900	87,928	74,275	13,653
2007	199,972	150,737	129,765	20,972	49,235	114,829	104,211	10,618
2008	228,924	163,515	135,718	27,797	65,409	139,122	128,214	10,908
2009	261.635	193,628	155,509	38,119	68,007	156,420	139,080	17,340
	Variation
2006	24%	23%	20%	43%	30%	29%	41%	-11%
2007	21%	25%	23%	39%	10%	31%	40%	-22%
2008	14%	8%	5%	33%	33%	21%	23%	3%
2009	14%	18%	15%	37%	4%	12%	8%	59%

Source: BCRA

Public deposits grew 4% evidencing less saving in the public sector, particularly on the part of the national government that registered financial deficit.

Under this evolution, deposits represented 20.7% of the GDP, showing a fall for the third consecutive year in Argentina’s monetization.

Private lending only grew 8%, totaling AR $139.1 billion, which is equal to 11% of the GDP. The evolution of the lending activity increased throughout the year as the uncertainty gradually disappeared leading to the corresponding reduction in lending rates.

Source: BCRA

Commercial loans grew 8%, representing 47% of the total loans to the private sector. This progress reflected a contraction in capital expenditure and inventories of the companies due to the fall of the economy during the 2nd and 3rd quarter. During the last quarter, there was a clear and evident acceleration in the need of resources of the companies for the recovery of stocks in view of the increase in private expenditure.

Consumer loans grew 12.7% per annum, representing 35% of the private lending portfolio. The rate of growth of these loans went from 0.3% per month in the first semester, to 1.7% in the second half of the year, showing the recovering in consumption.

Source: BCRA

During the first semester of 2009, the financial system focused on its consolidation in view of the global crisis, seeking to maintain liquidity upon capital outflows and to control the portfolio quality. In the second semester, the economic conditions improved and the system focused on increasing its private lending portfolio.

Lending quality deteriorated marginally speaking in the year 2009, rather as a result of a slow dynamics in private lending than as a result of an increase in delinquent portfolio. The latter turned from 3.1% in December 2008 to 3.5% in the same month of 2009.

During the year, the profitability of the financial system grew 69% reaching the amount of AR $8,048 million and showing an improved intermediation margin, positively affected by the results of government bonds.

Source: BCRA

In this way, the Argentine financial system registers five consecutive years of positive results, which accentuates its solvency.

Main Indicators of the Financial System

The following table shows the evolution of the main indicators of the financial system.

	Unit	2004	2005	2006	2007	2008	2009

Assets	Million AR $	212,562	221,962	258,384	297,963	346,762	386,385
Private Loans	Annual Var. %	22.9%	36.1%	39.3%	41.8%	20.4%	9.4%
Liabilities	Million AR $	188,683	195,044	225,369	261,143	305,382	337,917
Deposits	Annual Var. %	23.3%	17.0%	25.2%	20.3%	14.9%	15.1%
Shareholders’ Equity (SE)	Million AR $	23,879	26,918	33,014	36,819	41,380	48,469
Income	Million AR $	-898	1,780	4,306	3,905	4,773	8,048
ROA	%	-0.5%	0.9%	1.9%	1.5%	1.6%	2.4%
ROE	%	-4.2%	7.0%	14.3%	11.0%	13.4%	19.6%
Minimum Capital Surplus	%	185.0%	173.0%	134.0%	93.0%	90.0%	99.0%
Leverage –Liabilities/SE-	Times	7.9	7.2	6.8	7.1	7.4	7.0

Source: BCRA

Finally, the solvency, liquidity, profitability, capitalization and the low leverage of the financial system are the main reasons to fuel the economic recovery expected for 2010.

Business Actions

Goals 2009

For the business plan 2009 we set out the following goals:

•	Maintain our share in private lending, deposit and credit card markets.
•	Support appropriate financial aid for the private sector in the most commercially influenced regions, consolidating the Group’s strong regional presence.
•	See to Corporate Banking customers, strengthening financing to the small business segment.
•	Expand our share in the agricultural and livestock industry and those export-related activities, introducing Campo XXI.
•
Move forward in the relationship with our customers by using certain tools such as product cross sales and the improvement of sales and customer service channels, stressing our efforts in service quality and efficiency, in order to be able to stand out from our competitors.

During the year 2009 Grupo Macro consolidated its position in the financial market. In this respect, we maintained our share in the private sector deposit segment and experienced a slight reduction of our share in the private lending market.  The Group positioned in the fourth place with respect to deposits and in the third place in connection with private loan stock in the financial system, exceeding the amount of AR $11 billion.

We grant 63% of the financing facilities in the provinces with the following regional distribution:

In the private banking segment, we developed actions aimed at developing deeper relationships with customers. The indicator that measures cross sales per customer was up 4%.

The development of alternative channels was another mechanism to stimulate the business relationship.

Corporate Banking

As regards Corporate Banking, our work was limited by the situation of economic uncertainty that existed during the first semester of 2009. Our actions as to corporate banking were within the framework of parameters related to quality maintenance, reorganization and credit protection, protecting also Grupo Macro’s position within the financial system.

On the contrary, during the second semester and with economic variables that sent out recovery signals, our goals focused on the strengthening of the operating model, which, in line with commercial policies, boosted the deposit activity and increased the small and medium business portfolios, with particular emphasis on the agribusiness sector.

Another goal of the commercial strategy was the automation by sizes and by sector of the financing activities.

Customers were segmented according to their business and sales volume, which allowed us to classify them in the following segments:

•	Agribusiness
•	Small-Sized Businesses
•	Medium-Sized Businesses
•	Corporate

Then, the businesses defined as medium-sized and all corporate businesses are managed from centralized areas, while the remaining segments are the commercial and operating responsibility of the branch network.

In the medium-sized and large business segment, we focused on applying more selective business criteria, prioritizing a customer loyalty strategy.

Decentralized commercial management bore its fruit, since it generated a 15% expansion in this customer segment. On the other hand, the balance between both management efforts allowed a larger automation of the financing granted by Corporate Banking and a new composition of the share per segment:

As to the Agribusiness segment, in the middle of the year we launched a product specially designed for this sector. The product known as “Campo XXI” was highly accepted, since it features easy credit access. Agribusiness arises as a relevant and recent axis in the Bank’s long-term strategy. It is clear we have a competitive advantage, through our branch network, in different regional economies.

It is worthwhile mentioning the good performance in acquisition of liabilities, an area in which we experienced an annual growth of 19% for demand deposits and 73% for time deposits. This funding expansion in the companies improved the liabilities/ assets relationship of Corporate Banking, which grew from 55% in 2008 to 74% in 2009.

On the other hand, business actions represented income for fees in the year 2009 exceeding AR $270 million.

Private Banking

For Private Banking the year 2009 presented adverse prospects for market growth and for the growth of the different businesses this segment involves, generating a number of challenges.

As a result of the situation, we defined as main goals: maintain our leading position in personal loans, consolidate our position in the credit card market, support with special emphasis credit quality, promote an atomized time deposit portfolio and generate a strong and stable fee base.

The Private Banking commercial strategy is supported by a fully customer-oriented vision and is founded upon the main strengths of the Group:

•	Characterization as a “Universal Bank” taking into account the spectrum of customers by means of a wide product offering covering the potential financial and transactional needs of such customers.
•	Wide geographic coverage of the branch network, with a strong presence in the Northwest, Middle and Northeast regions of the country.
•	Grupo Macro’s capacity as Financial Agent in the Public Sector in four provinces.

The goal of Private Banking focused on emphasizing the profitability of the Group’s current customer portfolio pursuing more cross sales that lead to increasing loyalty; a necessary step to establish long-term relationships.

As to Personal Loans, in the year 2009 the Group maintained it leading position in this product and achieved a stock of AR $3.9 billion and a year-over-year variation of 2.4%.

	Portfolio (expressed in thousand AR $)
	Dec-08	Oct-09
GRUPO MACRO	$3,806,442	$3,897,193
	14.2%	13.7%
BAPRO	8.8%	9.8%
SANTANDER RIO	9.2%	8.5%
NACION	8.9%	8.3%
FRANCES	6.9%	6.2%

Although the Group and most of our main competitors registered a slight reduction in their shares, the growth of this segment during the year could be seen in customers with more credit risk, which were captured by less demanding entities as to portfolio quality.

In this respect, the solvency of Grupo Macro’s portfolio remained stable. In 2009, the average of delinquent customers in the last quarter was 2.4%, only 0.1 points above the value recorded the same quarter of the previous year. This reflects the results of the commercial actions and that, taking into account the economic situation, the Group chose quality over growth.

Financing of credit card balances in private banking grew 7% in 2009, reaching a stock of AR $788 million.

The increase in financing in part is the result of the strategy aimed at incorporating additional cards to those already existing in the current credit card holder portfolio, under which the Group simplified the requirements customers need to meet in order to get additional credit cards, by using the Customer Service Call Center or Home Banking services. This facility generated a strong increase in this product during the year 2009, seeking income increases per account.

As to the funding sources, we intended to achieve an atomized growth in order to reduce volatility in the Group’s liabilities.

This goal was achieved by adequately remunerating our small and medium savers and attracting new clients, which generated a 26% growth in this segment. Such financial and commercial strategy allowed an expansion of 7 points above the market values. The atomization goal shall extend to the following fiscal year.

As to Packs, the Group showed an 83% increase in its products Macro Dinámica, Macro Valora and Macro Premium, reaching a total of 137,500 packs sold in the year 2009.

For the next fiscal year we will seek to maximize the potential of these products through these two actions:

•	Communicate on a broader sense the terms and conditions of our services in order to strengthen our sales.
•	Review the portfolio in order to adjust each customer’s profile in products of higher added value.

Regarding Mass Insurance, we continue using our branch network for the commercial management of standardized insurance policies and we also incorporated alternative channels. We extended our insurance offering to incorporate personal injury insurance, ATM Protection, unemployment coverage, home aid services, burial insurance and protection for retired customers. To increase the sale of complex insurance products we use the structure of specialized call centers.

For the Retired segment, we worked with particular emphasis in maintaining the same high customer service and service standards, which together with the development of a specific product offering, allowed us to increase the value of this segment.

The attraction of new customers is based on a strategy of alliance with other businesses seeking loyalty of their portfolios.

Management

Credit Risk

The Credit Risk Department is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy approved by the Board of Directors, ensuring as well an appropriate credit risk evaluation and the optimization of the recovery of the arrears portfolio, all in accordance with the applicable internal and external rules and provisions that govern credit risk issues.

During the year 2009 this Department stressed its actions aimed at increasing the quality and efficiency of the credit risk rating process for Corporate Banking customers.

Actually, from the Analysis and Planning area as well as from the Credit Process Support area we carried out a circuit reengineering, which included –among other actions- the modification of policies, rules and procedures, an intensive Training Program for credit originators and analysts and the implementation of a new Credit File Management System, which allows us to make a more efficient follow up of our credit portfolio and measure the productivity of such area. These actions were aimed at speeding up transaction approvals, which resulted on a clear improvement in customer response time.

As to our policy regarding credit facilities to individuals, we made some changes in the generation of financing operations, among which it is worthwhile mentioning the startup of a new evaluation system for the Private Salary Program segment, evaluating companies and employees through credit point tables, which caused a significant reduction in delinquency ratios.

From the Credit Management and Operations department we continued with the automating of procedures and controls and the elimination of manual tasks.

At the same time, we improved our Risk Indicator Boards that integrate information on portfolio quality and policy compliance of the branch network, which allows us to set goals and measure the performance.

The year 2009 was also marked by an important improvement in all management indicators within the Pre-Legal Recovery department. We strengthened our recovery strategies, improved management quality and obtained better results in debt regularization and irregular portfolio collection actions.

The Group has standard and automatic proceedings to send the arrears portfolio to the pre-legal department.

In the year 2009, we put in place a new recovery system, which shall operate on an integrated manner with the portfolio systems and shall contribute to improve the delinquent portfolio follow up and management procedures.

The actions carried out allowed the Bank to keep a high quality portfolio, strengthened in turn by the improved coverage with provisions for bad-debt risk, based on a strict debtor rating and provision policy.

Channels

During the last years the Group kept on adapting and integrating different mechanisms focused on bringing practicality, safety and speed to our customers when operating through non traditional or automatic channels. In them, Macro Direct, Self-Service Terminals (SST) and our Customer Service Call Center form ClienteSI, an Integral Customer Service solution.

The use of automatic channels shows an upward trend in society and in the Bank, a fact that is clearly evidenced by the increasing flow of transactions and customers as active users. In 2009:

•
Transactions made through these channels were up 44% as compared to the values registered the previous year. In December only there were 6.3 million queries and transactions made through the automatic channels. In the year 2009 we verified an annual average of 4.9 million transactions per month.

•	We grew 35% in active users, reaching a total of 215,000 users and 85,000 new registrations during the year.

•	83% of Service registered users made queries and/or transactions.

Upon the merger with Nuevo Banco Bisel in August, we extended the use of automatic services to all the new customers incorporated after the merger.

About Channels

Macro Direct:
Macro’s Home Banking service allows customers to operate with the Bank any time, 24 hours a day, 365 days a year, from anywhere in the world.

Macro Direct represented 85% of the transactions volume within ClienteSI, thus being the best choice for our customers due to its ease of use, safety and speed. In Macro Direct, our Internet Banking service, we incorporated new features that allow customers to pay bills, view purchased insurance statements and transfer funds (CBU).

Self-Service Terminals (SST)
The Group operates a fleet of 713 SST distributed throughout the entire branch network. These SSTs represent a customer direct contact point and are aimed at speeding up and optimizing customers’ operations.

A 68% increase in the total operations in 2009 reflects our constant work to plan the distribution of the SSTs and to offer a broader range of transactions, such as the new Tax and Bill Pay feature.

Customer Service Call Center
The Customer Service Call Center is a quick and effective service that allows customers to carry out a wide range of transactions and queries. There are two methods; a customized advisory service provided through highly qualified agents and an automatic service supported by cutting-edge technology.

With the conviction that this customer direct contact service should accompany the Bank’ s growth, we realized during this year the opening of the new Call Center, assuming the great challenge of adjusting the structure of this channel and we succeeded by:

•	investing AR $8 million in civil works and an additional amount of AR $5 million in technology
•
equipping it with advanced technology and meeting the highest quality standards (remote monitoring, security systems featuring special cameras, smart air conditioning and communication technology racks, voice over IP (VoIP) technology, etc.)

•
assigning a surface area of 1,300 square meters distributed in the ground floor and 3 additional floors. Generating 130 jobs and projecting the incorporation of another 68 new jobs for the coming year.

This technology and structure growth is also accompanied by the development of features offered to the customers, and this is the reason why during this year we worked in the implementation of a variety of queries and transactions, among which it is worthwhile mentioning those related to Loan Payments from the automatic customer service and the Tax-Bill Pay feature and Insurance Statements through an agent.

Corporate Governance

The Corporate Governance scheme of Banco Macro S.A. is based on its bylaws, the Corporate Governance Policy as approved by the Board of Directors, which takes in all applicable best practices; and on the complementary internal rules and regulations adopted by the Bank for the organization and its members, such as the Code of Ethics, the Code of Conduct, the Code of Banking Practices, the Code of Investor Protection and compliance with all applicable practices regarding the Protection of Personally Identifiable Information.

Applicable Rules and Regulations

Banco Macro S.A. lists is shares in the Buenos Aires Stock Exchange and is subject to the rules and regulations issued by the CNV (Comisión Nacional de Valores or Argentine Securities Exchange Commission). In addition, since it is a financial entity, Banco Macro S.A. is regulated by the Central Bank of the Republic of Argentina.

On the other hand, Banco Macro lists its shares in the New York Stock Exchange (NYSE) and therefore it shall also comply with all applicable standards regarding corporate governance, pursuant to section 303A of the NYSE’s Listed Company Manual, as amended, qualifying as Foreign Private Issuer.

Banco Macro, in compliance with the provisions set forth in Resolution No. 516/07 issued by the CNV, prepared its own Code of Corporate Governance that reflects the best corporate governance practices applied by the Group to its business management.

Ownership Structure

Banco Macro S.A. is an open-capital company. It currently lists 56% of its shares in the Buenos Aires Stock Exchange and the New York Stock Exchange. In the case of the NYSE it lists is shares as American Deposit Receipts or ADRs. Among its main holders are the national social security system (ANSeS), local and foreign investment funds, institutional investors and retail investors.

The Bank’s controlling interests are held by three of its shareholders, who have large experience in the financial system and are members of the Bank’s Board of Directors.

Board of Directors – Composition & Functions

The Board of Directors is the top management body and its main function is to establish the Bank’s management and development policies. It is Banco Macro S.A. policy that the members of the Board of Directors be morally capable.

The Board of Directors is currently formed by 11 Regular Members designated by the General Shareholders’ Meeting and who shall hold office for periods of three fiscal years. The Directors have experience, solid knowledge and enough training to carry out activities in the banking business.

Banco Macro S.A., in compliance with the rules of the CNV and the SEC, has a Supervisory Committee composed of three independent Directors.

Office/ Position
Chairman	Jorge Horacio Brito
Vice Chairman	Delfín Jorge Ezequiel Carballo
Regular Directors	Jorge Pablo Brito
Marcos Brito
Juan Pablo Brito Devoto
Roberto Julio Eilbaum
Luis Carlos Cerolini
Carlos Enrique Videla (1)
Alejandro Macfarlane (1)
Guillermo Eduardo Stanley (1)
Constanza Brito
Alternate Directors	Mario Eduardo Bartolomé
Ernesto Eduardo Medina
Delfín Federico Ezequiel Carballo
Fernando Raúl García Pullés (2)

(1) Independent Directors / Members of the Supervisory Committee.
(2) Independent Alternate Director / Alternate Member of the Supervisory Committee.

Control Environment

The Internal Control System is supported by the ethical values, which define the behavior of those who operate such Internal Control System. Although the primary factors to be taken into account are the integrity, the moral and ethical values and the capacity of its members, there are other aspects that are expressed when shaping the operating processes, and mainly, in how such operating processes are managed and controlled, the level of adherence to policies and the compliance with goals/ objectives arising from the Management.

In short, internal control is a strategic aspect of management and is part of decision making. The organization has defined the internal control system as the coordinated set of methods and actions taken to protect the assets, verify the accuracy and accountability of the information, promote operating efficiency and encourage adherence to the Management’s policies.

This system is the responsibility of all and each of the members of the organization. In fact, although it is a process originated in the management and that has been designed to provide reasonable assurance as regards compliance with the Bank’s goals and objectives, each player plays a particular and very important role.

Committees

The members of the Board of Directors participate actively in the day to day management, contributing their experience and knowledge, and forming the different committees created within the Board: Executive Committee, Supervisory Committee, Operating Risk Committee, Anti-Money Laundering Committee, Internal Audit Committee, Systems and IT Committee, Assets & Liabilities Committee, Credit Committee and Recovery Committee.

Management Control

Banco Macro has an efficient management control system in order to guarantee the adequate generation, interpretation and analysis of the strategic information necessary for the Bank’s budgets and management control. This allows an orderly and complete assistance to executive and management levels in decision making processes.

During the fiscal year 2009 we incorporated a new budget tool that allows us to have a set of default controls and reports, as well as user-adjustable default scenarios.

Risk Management

The Bank has defined the Risk Management Macro Policy that supports the definition of all structures and functions involved in daily risk management actions, including the board of directors, the assistant general managers, department managers and the rest of the staff. Such management applies to strategy definition and is designed to identify potential events that might affect the organization, manage their impact within the accepted risk level and provide reasonable assurance on the achievement of goals.

Specialized areas manage and administer Credit Risk, Market and Liquidity Risk, Interest Rate Risk and Operational and Technology Risk.

Credit Risk

The Credit Risk Department is responsible for credit policy application and credit exposure management and monitoring. The Board of Directors and the Executive and Senior Credit Committees have powers to define and modify credit policies, the application of which is the responsibility of the above mentioned Department.

We have developed proceeding manuals and tools (information systems, rating and follow-up systems, measuring models, recovery policies), which as a whole, allow risk treatment in the most efficient manner according to customer type. In turn, we monitor on a continuous basis compliance with all credit rules and regulations imposed by the Central Bank of the Republic of Argentina as to, among other aspects, credit fractioning, graduation and concentration.

Corporate Risk and Individual and Micro-enterprises Risk Departments analyze the credit risk of the different segments, providing technical support for credit decisions. Senior and Junior Committees, the Small and Medium-Sized Company Banking Committee, the Agribusiness Committee, the Large Company Committee and the Regional Committees and top management officers with powers to rate customers, participate in the credit approval process, within the scope of a staggered scheme of credit powers, which is progressive in proportion to the amount applied for and the transactions terms and conditions.

Furthermore, the Credit Management and Transaction Department is in charge, among other things, of mitigating the credit risks through its Credit Review, Credit Transaction and Credit Management offices. To such effect, among other things, this department controls the instrumentation and settlement of the transactions and prepares reports on the credit portfolio behavior. It also carries out a periodic review of debtor classification and guaranty coverage (in order to determine whether the provisions made are sufficient and appropriate under the relevant rules and regulations established by the Central Bank of the Republic of Argentina).

Within the Credit Risk Department, the Analysis and Planning office is in charge of monitoring credit exposure, by using tools such alerts and indicators, preparing reports that serve as information sources for the portfolio management by the Bank’s Management, the department itself and the commercial divisions or offices.

Additionally, the Pre-Legal Recovery Department defines and performs delinquent portfolio recovery functions.

Finally, the Department features a specific division in charge of generating, modifying and formalizing the rules, regulations and proceedings that govern the credit cycle and are intended to0 minimize and/or neutralize credit risk.

Operational Risk

The Bank has policies, procedures and a structure, and has designated an officer Responsible for Operational Risk. We feature an Operational Risk Committee, whose main mission is to ensure an Operational Risk Management plan including policies, programs, measuring and powers to identify, evaluate and manage risks in order to assist Department Managers and the Bank’s Board of Directors, in a scenario of significant and rapidly changing risks.

In this context, the Bank developed the Operational Risk Management Integral Evolutionary Model, which comprises the identification, measuring, management and monitoring of operational risks, designed a training program to transmit within the Entity all concepts inherent to Operational Risk and the cultural change originated thereby, and put in place a plan to implement the developed model with the purpose of achieving total implementation in all stages, having fully met all the goals set for the year 2009.

We also implemented a proceeding aimed at collecting events and losses, which purpose is to help reduce incidents and loss amounts.

As to Risk Management actions related to information technology and information systems, the Bank features contingency and business continuity plans designed to minimize any risk that might affect the Bank’s operation.

Market, Liquidity and Price Risks

Banco Macro S.A. features strict policies on Market, Liquidity and Price Risk management and administration guidelines.

The Bank’s investment strategy is periodically revised by the Assets and Liabilities Committee in the context of economic and market trends in connection with the market risk, asset and liability concentration, maturity, expected return on investment and alternative investments, this being the framework within which we also evaluate the exceptions and powers.

The Asset and Liability Committee evaluates the Entity’s situation based on reports furnished by the Finance Department. In addition, it monitors its Value at Risk (VaR).

The Financial Planning department deploys for the preparation of its reports and recommendations, tools such as: sensitivity analysis, stress tests, rate curves in addition to other simulations. The taking of actions based on the information provided is at the discretion of the Finance Manager, depending on several factors that must be taken into account such as market conditions or the complexity and variety of the transactions.

The reports prepared by the Financial Planning department contemplate the following aspects: changes in yield curves; currency, interest rate and term mismatches and depending on its volatility and realization speed; minimum cash; term deposit evolution, interest rates and volatility, and the participation of institutional investors in them; liquidity and price risk; limits established by the Assets and Liabilities Committee and alert emission.

On the other hand, the Entity seeks to maintain an adequate liquidity level through the cautious administration of assets and liabilities, both as to cash flow and cash concentration.

Liquidity management needs to be supported by a planning process that determines the present and future cash requirements, taking into account the changes in economic, political, regulatory and other conditions. For this purpose it is necessary to identify cash outflows, both expected and potential, as well as the alternative strategies for the management of assets and liabilities in critical situations.

The Entity evaluates the liquidity situation through several tools.

Finally, the aim of the interest rate or price risk policy is to guarantee the Committee has the proper information, tools and procedures that allow such Committee to measure, manage and control price risk.

One of the objectives in connection with price risk is to eliminate form the different assets and liabilities the undesired risk, but the Entity also seeks to take advantage of any business opportunities that interest rate and price changes may offer.

The Finance Department informs the Assets and Liabilities Committee on a monthly basis about price risk exposure and the impact it may have on the Bank’s financial margin. Risk reports clearly compare the existing exposure with the limit policy, using for the purposes of the analysis: market factor identification, market factor sensitivity (MFS), Volatility, Correlations, Value at Risk, Rate Curves, and stress tests, among others.

Ratings

The risk rating agencies Moody’s Latin America, Moody’s Investors Service and Fitch Ratings Argentina, maintained the Bank’s ratings stable, such ratings being among the highest ratings received by financial entities of the Argentinean market.

Instrument	Moody´s	Fitch
Class B Common Shares	1	1
Subordinate Corporate Notes Series 1 US $150 M	Aa3.ar	A (arg)
Senior Corporate Notes Series 2 US $100 M	Aa3.ar	AA (arg)
Senior Corporate Notes Series 3 US $ 100 M	Aa1.ar	AA (arg)
Local Currency-denominated Deposits (*)	Aa1.ar
Foreign Currency-denominated Deposits (*)	Ba1.ar
Local Currency Global (*)	Ba2	B
Foreign Currency Global (*)	Caa1	B
Financial Strength (BSFR)	D
Long-Term Debts		AA(arg)
Short-Term Debts		A1+(arg)
 (*) Rating assigned by Moody’s Investors Service.

Deposits of Banco del Tucumán S.A. obtained a rating from Moody’s similar to the one assigned to Banco Macro S.A.

Human Resources

The most important contribution for Grupo Macro’s growth is the human team that forms it. That is why from the Human Resources department we want to make sure that all our employees develop professionally in an appropriate work environment, with harmony and with the tools they need to work efficiently.

To that effect, during the year 2009 we carried out business development programs defined by the Bank’s management.

In this respect, one of the major challenges we achieved was the merger with Banco Bisel, with which we completed the consolidation of our culture integrating the entire team into one and the same work form and philosophy.

The new organization established as a result of this achievement, constituted an opportunity to consolidate our management model incorporating the best practices and developing a new structure to support this growth, which was formed with the election of the best experiences of each collaborator.

In line with the cultural change we started to become a result-oriented and efficient organization, with an optimum internal control environment and a strong synergy that insures customer satisfaction, during 2009 we strengthened our Quality Program and Action Plan aimed at improving internal organization. This allowed us to achieve a work model that backed the cultural change, involves each member and directs the entire organization to work towards the external customer.

Within the scope of this Program and based on a set of measurements and indicators that measure the quality of our internal management efforts and the external satisfaction, at the beginning of the year we set concrete improvement goals in order to facilitate the interaction between the different Departments and reach our customers with an improved response level. This work was accompanied by the Human Resources Department focusing on:

•
Management by Objectives (MBO) in the different levels, in order to focus all the organization towards the Bank’s important matters, where expected results include quality variables as undisputed aspect.

•
A communication plan to bring integrity and consistency to all actions, where we carried out from meetings at branches and central Management Departments to agree upon service levels, specific project management training activities as well as a work methodology for every area or department within the Bank, communication of the progress of the Bank’s main projects up to the second internal customer survey, in which 81% of the Bank’s collaborators participated.

•
As a complement to include in the improvement plans for 2010, we take up again the Ideas Bank, where we receive and analyze more than 200 proposals from our collaborators to improve our work processes and/or innovation ideas for some aspect of our products and services. The value this program adds to the Bank lies on the fact that the proposal comes from those who are involved on the daily work and, in a word, are who know better to what extent a process can be improved or how do our customers receive our services.

Following the Bank’s motto to be nearer, we integrated the internal communication system for Strategy transmission, to strengthen the Bank’s culture and increase the sense of belonging of each collaborator. With this we make sure that we articulate the information we want to receive and transmit –from the Bank’s news and important projects to the information each one needs to carry out his/her job-, ensuring the information circulates in all directions within the organization and reaches the person or area to which it is intended in a clear and direct manner.

•
We maintained the meeting plan that included from meetings with officers and top management authorities within the Bank to the Staff Relationship visit plan (meetings with each collaborator) and ProMacro (a program of systematized meetings where we transmit on a uniform basis and to all branches the orientation and institutional actions and those specially designed for each Region).

•
With the same spirit of being present in all regions we extended the technology, developed a new intranet for Banco Tucumán and connected 12 videoconference rooms in different center around the country.

•
As usual, we continue with the graphic media of Revista Interna (Internal Magazine), special Dossiers of merger and specific campaigns for integration actions and Macro celebrations, such as the Bank’s birthday.

During 2009 we kept on with the actions directed to work integration of young professionals, so we included our participation in the Employment Program of Tucumán and continued with our training programs through Traineeships with different Universities around the country –having an excellent reputation for their quality standards-, which ended with the incorporation of more than 100 young professionals into the Bank’s team.

It is a clear Value in the Group that the management levels are the main source of knowledge transmission and transmission of Macro’s culture, therefore we extended our leadership and management development activity program, this year related to concrete growth actions evidenced by more than 160 internal promotions.

IN order to generate the development opportunity for all our collaborators, we launched new training programs, with common training and updating activities, but with variable application and scope according to the needs, realities and demands of the local business or of the central areas.

As joint action throughout the year we implemented for the Branch Network the training model per position so as to insure only one customer service and business management (of sales and credit) and operational model.

In addition, and to stimulate each employee to manage his/her own professional training, we kept on increasing our program of graduate courses agreements with universities from different places around the country. This is also a benefit since in many cases we caused such agreements to apply to the family group of our employees as well.

In this respect, during the year we increased our Benefit portfolio through Companies that grant better conditions to Macro collaborators or employees and, as always, the Group’s backing and support in critical cases, social assistance or prolonged illnesses that any member of our company may have to face. Because from the Human Resources department we believe that true employee satisfaction is the key element to maintain an appropriate work environment and stimulate the commitment to the institution.

IT Development

In August 2009 we completed the merger of Banco Macro and Nuevo Banco Bisel, this being a strategic goal. We completed a process that started in 2008 and that progressed with no obstacles and with satisfactory results.

Among other aspects, the process required the install in Production of a new Central Processor that allowed us to cover the increased customer and transaction volumes derived from the Merger and to meet the requirements of our Business Plan.

In addition, we implemented new capabilities in accordance with the business requirements, among them, the Virtual Channel infrastructure adequately supporting the merged Bank’s operations.

On the other hand, we updated the satellite application equipment based on volume analysis of the merged Banks and the stress tests performed.

We continue to focus our efforts on growing the technology fleet in our branches through the acquisition and install of new automatic teller machines (ATM) and new self-service terminals (SST). The Group’s technology fleet in these customer service channels reached at the end of the year a total of 836 ATMs and 713 SSTs.

In an environment of constant evolution and growth, soon we shall start the technology adjustment of the banking core towards a universal architecture, adaptable to multiple operation environments.

From such evolution we shall move forward to Channel integration by managing customer relationships and business processes, in order to achieve an optimized platform supporting changes and constant improvements to the Group’s business processes.

Quality

Grupo Macro believes the most important thing is customer satisfaction.

That is why during the year 2009 we continue to measure the Bank’s performance, evaluating the Quality in business processes having a direct or indirect impact on customer perception.

It is essential to know their needs and expectations, discovering the strong and weak points in business service, generating in this way the identification of the phases that need to be improved in the different organizational processes.

From this fundamental premise we carried out the survey on External Customer Satisfaction for the second consecutive year by which the Bank obtained a result of 8.13 for Retail or Personal Banking and 7.64 for Corporate Banking, which values represent an improvement with respect to the values obtained in 2008.

Besides, this year we carried out the Benchmarking survey, the result of which places us above the satisfaction rate of our competitors.

We also measured the service level of our branch network, making a first survey aimed at measuring customer satisfaction levels with respect to customer service at the branches in which they operate, getting a score of 8.36 in the branch Management indicator and 8.54 in the Strategic Management indicator.

Simultaneously, we performed the second Internal Customer survey, which allowed us to find about work quality aspects and relationships among customers and internal and external suppliers.

We carried out the fourth research using the hidden customer technique, which allowed us to assess the internal and external image projected by the branches and evaluate, through observable aspects, the customer service level delivered from the different positions. The result of this work was highly satisfactory, achieving 82% of the maximum score.

It is important to highlight that we have worked together with the Organization and Process department, reviewing the most critical processes and identifying in each of them control items. In this way we create Quality Indicators that shall allow us to measure improvement evolution and the impact such improvement has on our customers’ satisfaction.

Corporate Image

During the year 2009 we continue with the mass communication strategy in the different media, with 818,000 seconds in 37 TV channels (air and cable), 4.95 million seconds in 151 radios and participating in 40 graphic media.

Besides, we extended our presence with non traditional media such as Web sites and direct mail marketing pieces. This allowed us to facilitate business development addressing the particular characteristics of each region, without compromising speed and efficiency, segmenting communication and optimizing the budget scope reaching all our customers.

Our main interest is to be near always, wherever our customers are:

•	Sports:
o	Football: supporting 6 football teams
o	Volleyball: sponsoring Tigre volleyball team
o	Basketball: accompanying the Argentine Basketball Championship
o	Tennis: sponsoring the Lawn Tennis Argentine Tennis Cup
•	Shows: present in 144 performances from different artists and plays, offering special discounts for our customers:
o	Los Nocheros
o	Las Mil y una Noches (Arabian Nights) (Mahler and Cibrian)
o	Othelo (Mahler and Cibrián)
o	Charly Garcia
•	Trade Fairs: participating in 13 fairs particularly of the agricultural and forestry industries, among them
o	Agroactiva
o	Feria Forestal
o	Expo Jujuy
•	Offering our services with our Macro Móviles in 25 destinations.
•	45 additional events with brand presence.

In addition, backing social interest initiatives and supporting the community this year we carried out a mega event open to the community, in the city of Rosario, which gathered more than 50,000 people to listen the greatest hits of Los Nocheros and a concert by Ángel Malher.

Day by day we keep on strengthening our commitment to the entire country and this is possible thanks to those who compose Grupo Macro and rely on an integration project.

In this respect, at present we work with multidisciplinary teams that allow integration as to Organizational Culture and Human Resources, Institutional Image, Processes, Branch Network and Commercial Banking Services, among others.

Awards and Mentions

Banco Macro was honored during the year 2009 with Latin Finance’s Best Bank in Argentina award. Such magazine has been since 1988 the most prestigious and reliable publication on banking and finance activities for Latin America and the Caribbean. Each year Latin Finance prepares a report on the performance of banks, recognizing the excellence and leadership of the financial entities of the region.

In addition, for the fifth consecutive year Global Finance, the prestigious US economic and financial magazine, has awarded the Bank as the Best Bank in Argentina 2009 in its 16th annual report on the performance of the best banks in the emerging markets. It is worthwhile mentioning that criteria used for the granting of this award included financial results, asset growth, product innovation, strategy development and customer service.

Grupo Marco Results

Banco Macro S.A. Economic and Financial Situation

The year 2009 was a year of internal order, strategy confirmation and affirmation of a leading position within the Argentinean financial system.

During the year 2009 Banco Macro S.A. and its controlled entities kept on working on the consolidation of the Group, the maintenance and improvement of the main efficiency indicators, with a cautious approach on portfolio protection. All this in a context of recurring positive results.

During the fiscal year under analysis, the Bank completed the merger of Nuevo Banco Bisel S.A. into Banco Macro S.A. and the Group ratified its experience in this kind of operations achieving excellent results in the process of incorporation, redistribution and unification of tasks and resources.

After the merger, the Grupo Macro’s structure is as follows:

The distribution network of Grupo Macro is currently made up of 408 branches –the widest network in the Argentine private sector-, 382 of which belong to Banco Macro S.A. and 26 to Banco del Tucumán S.A.

Branches are established throughout the territory of the country, being the entity with the strongest presence outside the capital city.

The following table shows the location of the branches by region compared to the total number of branches of the Argentine financial system as a whole, evidencing a strong presence in the productive areas outside the capital city.

	Grupo Macro	Financial System
Regions	Branches	Branches	Share
Northwest (NOA)	72	219	33%
Central	180	842	22%
Northeast (NEA)	46	304	15%
Patagonia	19	199	10%
Cuyo	15	215	7%
Province of Buenos Aires	52	1,118	5%
City of Buenos Aires	24	644	4%
TOTAL	408	3,541	12%

Grupo Macro has a business model focused on retail banking and serving 2.4 million customers, which base grew by 291,000 individuals during the last year. We sought to improve the relational model by increasing product penetration among our own customers.

To service customers, the Group worked seeking an efficient use of the 836 ATMs of the Bank’s network, which constitutes the third most important ATM network in the country. In addition, the Group features 713 Self-Service Terminals (SST) to serve its customers.

Solvency

Grupo Macro maintains high solvency levels and large capital indicators, both necessary to deal with the turbulences of complex scenarios.

The ratio of the Shareholders’ Equity over the Assets places Grupo Macro in the first positions among the entities of the comparative group reaching 12.9%.

The Shareholders’ Equity was increased from AR $2,822 million to AR $3,359 million, such variation being due to the following transactions:

Changes in Shareholders’ Equity
(Figures in million AR $)
Shareholders’ Equity as of 12/31/2008	2,822
Repurchase of Shares	-57
Distributed Earnings	-158
Income for the Fiscal Year	752
Shareholders’ Equity as of 12/31/2009	3,359

The “quantifiable equity liability” (RPC)3 of the Group showed a 180% excess in respect of that required by the rules of the BCRA, which exceeded by 60% the RPC recorded in the financial system as a whole.

The strength of this indicator was not affected by the share repurchase program that reached the amount of AR $57 million during the period, delimiting volatility to the paper during the last program tranche.

Grupo Macro’s leverage level –Liabilities/ Shareholders’ Equity- reached 7 times, slightly above the value registered in the financial system -6.9 times-, evidencing Grupo Macro’s growth potential.

3 Spanish acronym for “Responsabilidad Patrimonial Computable” (Argentina).

Deposits

In 2009, deposits showed a 17% annual increase. Particularly, private sector deposits grew by AR $ 3,097 million, which represents a 26% increase with respect to he value registered the previous year.

Grupo Macro is the second most important private capital bank as to deposit volume and its market share remained flat throughout the year on the order of 6.5%.

The following table shows the evolution of its components:

Deposits
(Figures in million AR $)	12/31/2007	12/31/2008	12/31/2009
Checking Accounts	2,600	2,581	3,276
Savings Accounts	2,780	2,717	3,446
Time Deposits	5,907	6,032	7,711
Other	517	538	532
Total Non-Financial Priv. S. Deposits	11,804	11,868	14,965
Total Public S. Deposits	1,774	3,938	3.614
Total Financial S. Deposits	13	22	14

Source: Banco Macro S.A. Comparison between years is affected by the nationalization of private pension funds.

Loans

Although Grupo Macro has developed its activity in a context of markets that slowed down their economic activity, the behavior of its active portfolio has followed the guidelines established by its Management.

The directions and instructions from top management insisted on the need to take advantage of and transform each crisis into an opportunity. We sought to strengthen service coverage through the branch network, as the reference bank in each place.

In this complex scenario the Group privileged the stability of the main areas, paying special attention to the portfolio quality. During the current fiscal year we continued with the Group’s policy aimed at creating provisions in addition to those required by the Central Bank of the Republic of Argentina in order to maintain the provision level and coverage ratio established by the Entity’s prudent policies.

As evidenced in the table below, as of the end of the Fiscal Year the total loans to the private sector plus such leasing financing reached the amount of AR $11,499 million; a value slightly above the value registered the previous year.

Loans
(Figures in million AR $)	12/31/2007	12/31/2008	31/12/2009
Advances	1,375	1,556	1,436
Documents	1,214	1,349	1,413
Mortgages	620	739	747
Pledges	348	340	263
Personal	3,208	3,806	4,007
Credit Cards	722	869	950
Other	1,852	2,234	2,433
Total Loans	9,339	10,893	11,249
Leasing	373	361	250

Regarding financing to individuals the leading performance of the Personal Loan line is remarkable as during the last years and the balance of this activity as of the end of the fiscal year reached the amount of AR $4,007 million.

Credit Card balances showed a similar behavior, displaying their consolidation in the market with a 9% increase, as compared to the previous year. Besides, the Bank had an active participation in the promotion of the MacroAgro card, boosting the agricultural and livestock activity through flexible credit facilities for small and medium producers.

As of the end of the Fiscal Year the Bank recorded 713,000 active personal loans, which means that during the year 2009 this product increased by 38,000 transactions.

The Bank succeeded in its consolidation in the local financial system, with a market share of private sector loans of 7.7%, placing itself in the third position in the financial system and in the second position among private capital entities.

Liquidity

The Group’s liquidity reached AR $11,272 million as of the end of the fiscal year, up 39% from the year 2008. In terms relative to deposits, said indicator climbed from 51.4% recorded as of the end of the previous fiscal year to 60.6% as of December of the year 2009.

The assets composing this indicator are low risk and short term assets: cash and cash equivalents, LEBAC and NOBAC, swaps with the BCRA and, to a lesser extent, loans granted for terms not exceeding 31 days to first-rate companies.

The following table shows the consolidated balances as of the end of each Fiscal Year:

Liquidity
(Figures in million AR $)	12/31/2007	12/31/2008	12/31/2009
Cash & Cash Equivalents	3,117	3,524	5,016
LEBAC / NOBAC	3,478	3,839	4,650
Active Swaps of Government Bonds	67	204	1,046
Other	556	569	560
Total Liquid Assets	7,218	8,136	11,272

The Group’s liquidity, measured in terms of deposits, exceeds by 10 percentage points the liquidity recorded in the financial system. This is a distinguishing element of the Group that, without capital or liquidity restrictions, allows the Group to grow with profitability.

Results

The evolution of Grupo Macro’s results continued to demonstrate its financial and solvency potential, which is reflected in the net income of AR $752 million registered in the fiscal year 2009, up 14% from the AR $660 million of the previous year.

Said profitability represented a ROE –average return on equity- of 24.6% and a ROA –Average return on assets- of 3.0%, positioning it as one of the most profitable banks in the Argentine financial system. These results evidence the improvement in efficiency and productivity reached during the year 2009.

The Group’s main challenge for the next year is to be able to increase the business volume with the present structure, raising the productivity of each resource.

Results
(Figures in million AR $)	12/31/2008	12/31/2009	Variation
Financial Income	3,030	3,860	27%
Interest from Loans	1,884	2,129	13%
Income form Government & Corporate Securities	641	1,370	114%
Secured Loans	37	7	-80%
Adjustments for CER* and CVS** clauses + Other	467	353	-24%
Financial Expenses	1,342	1,512	13%
Gross Intermediation Spread	1,688	2,349	39%
Bad Debts Charge-Offs	298	198	-33%
Net Income from Services	719	824	15%
Administrative Expenses	1,270	1,522	20%
Net Income from Financial Intermediation	840	1,452	73%
Various Profits & Losses and Third Party’s Part.	82	-41
Net Income before Income Tax	921	1,411	53%
Income Tax	261	659	152%

* Spanish acronym for “Coeficiente de Estabilización de Referencia” (Reference Stabilization Coefficient).
** Spanish acronym for, “Coeficiente de Variación de Salarios” (Salary Variation Coefficient).

Grupo Macro’s Main Indicators

The following table shows the evolution of Grupo Macro’s main indicators.

	Unit	2007	2008	2009
Assets	Million AR $	19,781	22,430	26,859
Private Loans	Million AR $	9,709	11,254	11,499
Liabilities	Million AR $	17,011	19,608	23,500
Deposits	Million AR $	13,591	15,828	18,593
Shareholders’ Equity (SE)	Million AR $	2,708	2,822	3,359
Return	Million AR $	495	660	752
ROA	%	2.8%	3.0%	3.0%
ROE	%	20.2%	23.8%	24.6%
Minimum Capital Surplus	%	149%	135%	180%
Leverage – Liabilities/ SE	Times	6.3	7.0	7.0

Corporate Social Responsibility

Adding Value to the Business

CSR Report 2008 (http://www.macro.com.ar/dnl/RSE.pdf)
During the year 2009 we took another step in our way to sustainability, incorporating new actions and indicators into the transparency and accountability process. This is the reason why in September we published our second annual report on Corporate Social Responsibility (CSR) reporting the Group’s progress as regards what it is known as Triple Bottom Line method, which includes Economical, Social and Ecological aspects.

Paper & PET Recycling Program
From January 2009 we have joined the Paper & PET Recycling Program in aid of Fundación Hospital de Pediatría “Profesor Dr. Juan Garrahan”, seeking to make our collaborators and employees aware of the environmental protection issues. During the year we collected more than 20,000 kilograms of paper, avoiding the felling of 350 trees.

Adherence to the United Nations Global Compact
Our main efforts are focused on maintaining lasting relationships with all interest groups. The Group’s voluntary adherence to the 10 Principles of the United Nations Global Compact in March 2009 proves our interest in this respect.

Macro is part of the “Company Network against Discrimination”
In April 2009 we adhered to the proposal of the National Institute against Discrimination, Xenophobia and Racism (INADI) to enter into a master agreement and being part of the Company Network against discrimination. This is an initiative addressed to institutions and organizations than can influence in the eradication of discriminatory practices through diversity policies and by fostering equal opportunity policies.

Macro and GDFE
From the month of December Macro is part of Grupo de Fundaciones y Empresas (Group o Foundations and Companies or GDFE), an organization whose mission is to promote and mobilize private resources in Argentina strategically and efficiently in furtherance of public welfare. This institution brings donating foundations and companies together, which develop, with resources of the own, a continuous and systematic social investment activity in Argentina.

Banco Macro Foundation: On the way to social integration

How the Foundation works

Our actions consist of the execution of programs submitted by the Civil Society Organizations (OSC) with which we share goals and objectives.

We monitor these projects through follow-up reports that we request from the institutions. This information is complemented by meetings held during the year and the attendance to meetings or events proposed by such institutions and organizations (conferences, forums, training sessions, etc.). These meetings or events generate very rich results, since they allow us to project on a joint basis, adjust programs and plan new ones. All the organizations with which we work have this positive special feature.

Actions by Banco Macro Foundation in 2009

During the year 2009 Banco Macro Foundation worked in multiple initiatives, focused on allowing a society with equal opportunities for everyone.

This was a year of intensive work and of multiple challenges. New alliances, strict guidelines and concrete actions with more than 60 social organizations today allow us to speak of positive results.

During this period, our goal focused on continuing with the development of regions, genuine work; our continuous efforts to achieve adequate medical care services and proper nutrition for children of the most vulnerable groups; collaborating with the strengthening of a quality education for the boys, girls and adolescents in our country. Different items that can be summarized in only one wish: “achieve a society that is more and more inclusive, just and fair.”

Education Program “Saber para Ser”

“Saber para Ser” (Knowing for Being) is the program we created to give answers to the issues related to education (elementary and intermediate) and which is based on school patronage, improvement of facilities in educational establishments and School Supplementary Programs such as extracurricular training, help with school work, and artistic recreation. During the year 2009 we invested AR $1.6 million in this program.

We accompanied 60 protégés who were able to complete their school year thanks to the scholarship patronage program agreed with different institutions. Scholarships are granted to each student for books and school supplies, travel expenses, clothes and shoes, among other things. Each student holding a scholarship also has pedagogical support and follow-up from a specialized teacher or special education professional, who is in charge of accompanying the student throughout the entire learning process and the personal evaluation processes.

Other Actions of the Program

Together with Fundación Leer and the “Open Book” program we opened 5 new reading corners at a library in Matorrales (Córdoba), at two Hospitals in Salta and Jujuy, at the School Miguel Lillo (Tucumán) and at the community center of Fundación La Comunidad in the Province of Chaco. In addition, we delivered an aggregate number of 1,750 children’s and juvenile books and 50 people in schools and Community Centers received training on literacy-related subjects.

As of December 2009, a total of 12 schools in Quebrada de Humahuaca have been equipped and connected to Satellite Internet and 80 teachers were trained in the use of new technologies.

We funded the Bilingual Intercultural Education Program of the Province of Salta.

In a joint effort with Caritas San Isidro we refurbished more than 13 day care centers and together with Junior Achievement we carried out 6 programs, training 1,200 high-school children.

Contest in Rural Schools: Macro + Fundación Escolares

When analyzing Argentinean rural schools we find some common issues: building and infrastructure deficiencies, lack of efficient systems for water supply, scanty pedagogical and educational material, which build on an environment of poverty, unemployment and bad nutrition.

For this reason, and for the second consecutive year, Fundación Macro and Fundación Escolares decided to join forces in order to support isolated rural schools from the provincial territories financing projects aimed at satisfying their needs and stimulating parent and teacher collaborative work, participation and commitment in the search of the appropriate solution to the problems of their schools.

We helped to improve the infrastructure of 13 schools located in the following provinces: 4 in Salta, 4 in Misiones, 4 in Santa Fe and 1 in Formosa. All this schools involve 1,366 students and 103 teachers.

Sustainable Work Program: “Alcanzando el Futuro” (Reaching the Future)

An important part of our efforts is focused on alliances that promote work culture and productive enterprises. One of the milestones of the year 2009 was being able to agree with Fundación Impulsar to be regional partners in Misiones, a place where up to that moment they were not present to spread their efforts. The integral form of working of Fundación Impulsar is focused not only on the economic support, but also on training and mentoring for young entrepreneurs. In 2009, 63 youngsters from Posadas, Garupá and Candelaria were trained in the preparation of a business plan, 30 being the total number of financed projects.

In Córdoba, we collaborated in the development of the program known as “Argentina needs new businessmen, would you like to be one of them?” led by Fundación E+E (Empresarios + Emprendedores), and in which a total of 350 people participated.
Program’s annual budget: AR $432,750.

Social Health Care Program: “Salud por Sonrisas”

Fundación Banco Macro financially supports 13 community health care-related projects. On of them is focused on the solidarity trips to the north regions of Argentina with the Hospital-Train of Fundación Alma. In 2009 we accompanied its 5 trips to rural towns in Santiago del Estero, Chaco, Tucumán, Jujuy and Salta. The objective: provide complete medical and odontology assistance and health education guidelines, and for free, to children and adolescents/ teenagers. Each year the hospital-train assists 5,000 people.
Program’s annual budget: AR $267,750.

Nutrition Program: “Alimentando el Futuro”

“Alimentando el Futuro” (Feeding the Future) is a program focused on the nutrition axis and based on the work at self-managed community kitchens (comedores), the nutritional supervision and repair and infrastructure works both at community kitchens and merenderos. These community kitchens and merenderos currently feed 5,000 people.
Program’s annual budget: AR $800,940

Integration Program: “Unidos por Más”

One of the most relevant events registered under this program in 2009 was the opening of the sports schools of Fundación Baccigalup in the Province of Salta, thanks to the support provided by Fundación Banco Macro. 55 children currently attend such sports schools to practice tennis and hockey.
Program’s annual budget: AR $100,400.

Corporate Volunteering Program: “Generando el Cambio” (Generating Change)

•	In 2009, 50 groups of internal collaborators were the winners and will receive the necessary funding to make their solidarity project come true.
•
In order to be able to award more projects, Macro sealed an alliance with Fundación Equidad, which shall provide more than 60 computers that have been recycled for school deployment for projects related to new technologies.

•	The goal we intend to achieve with this volunteering contest is to help our people to go from the intention to the action, bringing a possible, real and tangible way of helping people.
Program’s annual budget: AR $350,000.

Channeled Energies: 2010 Challenges

Fundación Banco Macro has for the next year big challenges to face: grow on the work already done, learn from past experiences and adjust to the different realities and needs. Our objective is to gradually incorporate long-term social investment strategies and to keep on incorporating sustainable social proposals increasingly related to the business heart itself.

Highlights

In August 2009 we succeeded in the completion of the merger of Nuevo Banco Bisel S.A. into Banco Macro S.A. The planning skills and dedication of all officers at Banco Macro allowed us to complete the merger process without any problems or setbacks.

On September 4 we celebrated our 31st anniversary with a mass celebration carried out at the Monumento a la Bandera in the City of Rosario.

Within the scope of the Share Repurchase Program, which we implemented at the beginning of 2008, and as closing event, the Special Shareholders’ Meeting approved in April 2009 a capital stock reduction of 60,000,000 shares, which we registered with the Public Registry of Commerce on July 2009.

On the other hand, the Special Shareholders’ Meeting held on September 2009 approved a capital reduction of 30,641,692 shares and such reduction was registered with the Public Registry of Commerce on January 2010. To the date of the financial statements the BCRA had not acknowledged this capital reduction.

Directors' Remuneration

The Bank has not changed its policy regarding the Directors’ remuneration.  All the members of the Board of Directors perform technical-administrative tasks in the company.

Distribution of Dividends

The rules and regulations issued by the Central Bank of the Republic of Argentina provide that the financial entities may distribute dividends with prior authorization from the Superintendencia de Entidades Financieras y Cambiarias (Superintendency of Financial and Exchange Entities)

The Board of Directors requested from such superintendency the authorization to distribute cash dividends on the amount of AR $ 208,069 million –equal to AR $0,35 per share-, so that the relevant Shareholders’ Meeting may later proceed to discuss such distribution.

The Bank does not feature a strict dividend policy. However, the Board of Directors does not sponsor the capitalization of profits, capital monetary adjustments or other concepts since the number of issued shares is adequate for the fluent commercialization thereof in the markets in which they are listed and with the purpose –considering the amounts held by the Bank which exceed the regulatory capital- of leaving open the possibility of granting continuity to the cash dividend distribution practice.

Acknowledgments

The Board of Directors thanks our customers, correspondents, providers and colleagues, the shareholders and the authorities and officers of the Banco Central de la República Argentina (Central Bank of the Republic of Argentina), the Comisión Nacional de Valores (Argentine Securities Commission) and of Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) for the support we received.

We very specially thank the staff of the Bank for the high degree of loyalty, cooperation and professionalism with which they performed their duties.

Buenos Aires, this 3rd day of March 2010.
THE BOARD OF DIRECTORS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 19, 2010

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director